May 24, 2019

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Justin Dobbie

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             China Index Holdings Limited (CIK No. 0001749797)

Registration Statement on Form F-1 (File No. 333-231376)

Dear Ms. Walsh, Mr. Krikorian, Mr. Field, and Mr. Dobbie,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 (the “Amendment No. 1”) to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company hereby advises the staff (the “Staff”) of the Commission that it has included the estimated size for distribution (the “Distribution”) of the Company’s shares by Fang Holdings Limited (“Fang”) to its equity holders, the record date and estimated distribution date for the Distribution and related disclosure in the preliminary prospectus which forms a part of Amendment No.1.

Fang has set May 28, 2019 as its record date for the Distribution and the estimated distribution date is June 13, 2019 or as soon thereafter as practicable. The Company hereby advises the Staff that the Company intends to request the Commission to declare the effectiveness of the Registration Statement at 4:00 p.m. on or around May 30, 2019 or as soon thereafter as practicable, and will file an acceleration requests in time before the requested effective time. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this Distribution timetable.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO
SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

To facilitate your review, we will also separately deliver to you five courtesy copies of the Registration Statement, marked to show changes to the Company’s registration statement on Form F-1 filed with the Commission on May 10, 2019, and two copies of the submitted exhibits.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or via email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:                                Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Francis Duan, Partner, KPMG Huazhen LLP